Exhibit 5

[The TJX Companies, Inc. Letterhead]

June 8, 2004

The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

Ladies and Gentlemen:

This opinion is furnished in connection with a registration statement on Form S-8, and all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of 36,000,000 shares of Common Stock, $1.00 par value (the “Shares”), of The TJX Companies, Inc., a Delaware corporation (the “Company”). The Shares are issuable under the Company’s Stock Incentive Plan (the “Plan”).

I am General Counsel and Secretary of the Company. In that capacity, I am familiar with the actions taken by the Company in connection with the Shares. For purposes of this opinion, I have examined and relied upon such documents, records, certificates and other instruments as I have deemed necessary. The opinions expressed below are limited to the Delaware General Corporation Law, including the applicable provisions of the Delaware Constitution and the reported cases interpreting those laws.

Based on the foregoing, I am of the opinion that, when the Shares have been issued and sold and consideration received therefor by the Company in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. My consent shall not be deemed an admission that I am an expert whose consent is required under Section 7 of the Securities Act of 1933.

It is understood that this opinion is to be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.

Very truly yours,

/s/ Jay H. Meltzer

Jay H. Meltzer, Esq.